

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 20, 2010

Harry Zimmerman
Chief Financial Officer
Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, TN 37027

   Re: **Pet DRx Corporation**
      Form 10-Q for the Quarter ended September 30, 2009
      File No. 001-34085
      Filed November 16, 2009

Dear Mr. Zimmerman:

   We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

          Sincerely,

          Karl Hiller
          Branch Chief